17006142

SEC Mail Processing Section
JAN 2017
Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-000975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and Street)

Indianapolis	IN	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew E Justice 317-808-7328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 4200	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAR -3 AM 8:04
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew E. Justice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anne Knight
Notary Public
SEAL
Marion County, State of Indiana
My Commission Expires March 1, 2023

Matthew E. Justice
Signature

Vice President and Corporate Controller
Title

Anne Knight
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City Securities Corporation

(SEC I.D. No. 8-000975)

Statement of Financial Condition
as of September 30, 2016 and Report of Independent
Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
111 Monument Circle
Suite 4200
Indianapolis, IN 46204-5105
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
City Securities Corporation
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of City Securities Corporation (the "Company") as of September 30, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of City Securities Corporation as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 30, 2016

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2016

ASSETS	
CASH	$ 3,089,154
SEGREGATED CASH	100,000
CASH DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	250,000
RECEIVABLES:	
Commissions and fees	1,403,228
Due from parent and affiliates	4,869,522
Other	757,668
Total receivables	7,030,418
SECURITIES OWNED — Trading inventory	20,215,102
FINANCIAL ADVISOR ADVANCES — Net	2,059,900
PROPERTY AND EQUIPMENT — Net	819,597
DEFERRED INCOME TAXES	822,065
OTHER ASSETS	71,458
TOTAL	$34,457,694
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accrued compensation	$ 2,080,023
Unearned revenue	775,000
Due to clearing broker-dealer	16,391,976
Due to affiliates	32,209
Accounts payable, accrued expenses, and other liabilities	954,040
Total liabilities	20,233,248
SHAREHOLDER'S EQUITY:	
Common stock — no par value	4,847,469
Retained earnings	9,376,977
Total shareholder's equity	14,224,446
TOTAL	$34,457,694

See notes to Statement of Financial Condition.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a Registered Investment Advisor (RIA). As a securities Broker-Dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of domestic corporations, institutional and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing, LLC (the "Clearing Broker-Dealer").

The Company is a wholly owned subsidiary of City Financial Corporation (the "Parent"). The Parent is a for-profit domestic corporation formed in Indiana to facilitate a holding company structure for its various subsidiaries.

Sale of Company and Parent Equity Interest — In September 2016, the Company and Parent entered into a definitive agreement to sell 100% of the equity interests in both entities to Stifel Financial Corp. ("Stifel"). Closing of this transaction is expected in the second quarter of fiscal 2017. Stifel Financial Corp. is a financial services holding company headquartered in St. Louis, Missouri that conducts its banking, securities, and financial services business through several wholly-owned subsidiaries.

Use of Estimates — Preparation of the financial statement requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statement are reasonable and prudent. Actual results could differ from those estimates. The significant estimates included in the Company's statement of financial condition consists of the valuation of securities owned and the allowance for financial advisor advances.

Segregated Cash — Cash segregated represents cash segregated for the benefit of customers.

Securities Owned — Securities owned are stated at fair value. Fair value is based on recent trade data, if available. If no recent trade data exists, fair value is based on other relevant factors including dealer price quotations and pricing services. Securities owned are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments represent securities purchased and sold on a when-issued basis ("when-issued securities"). When-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. These financial instrument transactions are entered into for trading purposes.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At September 30, 2016, the Company's contractual commitments related to these financial instruments totaled $474,150.

Property and Equipment — Net — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease, which range from three to eleven years.

The Company identifies and records impairment losses on long-lived assets whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on discounted cash flows or appraised values depending upon the nature of the assets.

Due to Clearing Broker-Dealer — Due to Clearing Broker-Dealer represents the amount due to the Clearing Broker-Dealer from the Company for unsettled securities transactions as of year-end.

Financial Advisor Advances —Net — Financial Advisor Advances represent advances made to employees, typically in connection with their recruitment. These amounts are considered earned by the employee based on continued employment and meeting certain other requirements, which are measured annually. The advances are amortized to compensation expense as earned over the terms of the agreements, which generally range from three to eight years. The collectability of any unearned portion of the advances is subject to a level of uncertainty; however, the Company would use all available means as provided by the employment contracts under which these advances are made to remedy any such situations. The Company has recorded a reserve against the advances for instances in which the measurement criteria are not met. At September 30, 2016, the total amount of the recorded reserve is $1,240,600.

Income Taxes — The Parent files a consolidated income tax return. The Company's provision for income taxes is calculated as if the Company filed a separate income tax return. The Company accounts for deferred income taxes in accordance with the Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized.

Unearned Revenue — The Company entered into a new contract with the Clearing Broker-Dealer during 2013. As a result of the new contact, a signing bonus was received by the Company, which is to be earned over the contract period of five years. The earned portion is recorded in other revenue, while the unearned portion of the signing bonus is included in the statement of financial condition. Should the Company terminate the contract with the Clearing Broker-Dealer before the end of the contract period, the Company would be required to refund the unearned portion of the signing bonus at the time of termination.

Risks and Uncertainties — Securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain securities and the level of uncertainty

related to changes in the value, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statement.

2. PROPERTY AND EQUIPMENT — NET

At September 30, 2016, property and equipment consists of the following:

Furniture and fixtures	$ 1,592,444
Computer equipment and software	990,746
Leasehold improvements	424,461
Gross property and equipment	3,007,651
Less accumulated depreciation and amortization	(2,188,054)
Property and equipment, net	$ 819,597

3. LEASES

The Company leases its office space under several noncancelable operating leases. The primary lease on the corporate office expires in 2025. Leases on the various branches have expiration dates ranging from 2016 to 2025. At September 30, 2016, future required minimum lease payments consisted of the following:

Year Ending September 30	Minimum Lease Payments
2017	$ 915,175
2018	873,276
2019	899,502
2020	866,269
2021	830,656
Thereafter	2,775,034
Total	$7,159,912

The Company signed an amendment for the corporate office downtown during 2013. The lessor agreed to an escalation for the square footage charged to the Company. In accordance with ASC 840-20, *Leases – Operating*, the Company is recognizing rent expense (including scheduled rent increases) for this lease on a straight-line basis. At September 30, 2016, a liability of $205,283 resulting from this treatment is included in other liabilities in the accompany statement of financial condition.

The Company moved its northside office during 2009. The lessor agreed to a lease holiday for an eight month period. In accordance with ASC 840-20, *Leases — Operating*, the Company is recognizing rent expense (including scheduled rent increases) on this lease on a straight-line basis. At September 30, 2016, a liability of $254,688 resulting from this treatment is included in other liabilities in the accompanying statement of financial condition.

4. INCOME TAXES

The net deferred tax asset at September 30, 2016, includes gross deferred assets of $979,542 and gross deferred liabilities of $157,477. The significant component of the gross deferred tax asset is the unearned revenue. The most significant component of the gross deferred tax liability is the difference between book and tax depreciation expense.

A valuation allowance against deferred tax assets as of September 30, 2016, is not considered necessary because, in the opinion of management, it is more likely than not the deferred tax assets will be fully realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The Company has reviewed open tax years and has concluded that there is no significant tax liability resulting from uncertain tax positions. Fiscal years ended September 30, 2013, through 2016 remain open to examination.

5. FAIR VALUE MEASUREMENT

ASC 820, *Fair Value Measurement*, provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following outlines the valuation methodologies for the Company's material categories of assets:

U.S. Government and Agency Securities — U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Agency issued debt securities are generally classified as Level 2 in the fair value hierarchy.

Municipal Bonds — The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Corporate Bonds — Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Municipal bonds	$	$ 20,192,187	$	$ 20,192,187
U.S. government and agency securities		22,911		22,911
Corporate bonds		4		4
Assets — securities owned — trading inventory	$	$ 20,215,102	$	$ 20,215,102

During the year ended September 30, 2016, there were no significant transfers between the three levels in the fair value hierarchy.

6. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee.

7. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2016, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $20,192,187, which is included in securities owned-trading inventory.

8. BORROWINGS

As of September 30, 2016, the Company did not maintain lines of credit with banking institutions and has no uncommitted credit agreements with banks.

9. COMMITMENTS AND CONTINGENCIES

The Company applies the provisions of ASC No. 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker-Dealer for losses that it may sustain from the customer accounts introduced by the Company that result from errors or omissions caused by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company is involved in pending and threatened litigation in the normal course of business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's financial position.

10. RELATED PARTIES

The Company has receivables from the Parent and affiliates of $4,869,522 and payables to affiliates of $32,209 at September 30, 2016.

The Company also has maintained $2,059,900 of net Financial Advisor Advances, and other receivables of $150,827 from an employee at September 30, 2016.

11. SUBSEQUENT EVENTS

Events occurring subsequent to the date of the statement of financial condition have been evaluated for potential recognition or disclosure in the financial statement.

12. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered Broker-Dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6 2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of $3,350,325, which was $2,001,442 excess of its required net capital. The ratio of aggregate indebtedness to net capital was 6.0392 to 1 at September 30, 2016.

Under the Company's agreement with its Clearing Broker-Dealer, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements, which are the same as those noted above, along with maintaining material compliance with registration, qualification and other requirements of the applicable laws. At September 30, 2016, the Company was in compliance with all such requirements.

* * * * * *